UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

Oregon	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(a) Financial statements of business acquired.

Not applicable.

(b) Pro Forma Financial Information

Not applicable.

(c) Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99) Investor Presentation

Item 9. Regulation FD Disclosure

On May 5, 2004, Raymond P. Davis, President and Chief Executive Officer, and Daniel A. Sullivan, Executive Vice President and Chief Financial Officer, will make the presentation attached as Exhibit 99 at D.A. Davidson & Co.'s Sixth Annual Financial Services Conference in Seattle, Washington. This material will also be presented at subsequent investor conferences. All of the information in the presentation, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: May 5, 2004

By: /s/ Steven Philpott
Steven Philpott
Executive Vice President / General Counsel, Secretary

EXHIBIT 99

UMPQUA HOLDINGS CORPORATION

Parent Company for:

UMPQUA BANK

STRAND ATKINSON WILLIAMS & YORK

Safe Harbor Statement

During the course of this presentation, we may make forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such forward-looking statements are just predictions subject to certain risks and uncertainties that could cause actual events or results to materially differ, either better or worse, from those projected. A discussion of risk factors that may affect the actual outcomes relating to such forward-looking statements and the Company's results of operations in general is included in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

UMPQUA HOLDINGS
CORPORATION

Growth Strategy

- Vertical and Horizontal Growth
- Increase Market Share in Existing Markets
- De Novo Expansion Into New Markets
- Pursue Acquisition Opportunities

Growth History

Total
Assets
($ Millions)


CEBC Purchase
11/02
SAWY Purchase
11/99
LBB & IFN Purchase
12/01
VRB Purchase
12/00
Entered
Salem
Entered
Eugene
AHM Purchase
8/00
Entered
Portland
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1994
1995
1996
1997
1998
1999
1Q 2000
2Q 2000
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
Q1 2004

Historical Total Assets before restatements for poolings.

UMPQUA BANK

Today Umpqua Bank is the largest community bank headquartered in Oregon, with $3.0 billion in assets and 64 stores throughout the state...


Astoria
Longview
Vancouver
Portland
Beaverton
Tualatin
Milwaukie
Oregon City
101
Salem
OREGON
Newport
Waldport
Corvallis
Tangent
Albany
Lebanon
Sweet Home
5
Springfield
Eugene
Bend
Reedsport
Cottage Grove
North Bend
Coos Bay
Sutherlin
Coquille
Winston
Roseburg
Myrtle Pt.
Myrtle Creek
Bandon
Glendale
Canyonville
Merlin
Grants Pass
Rogue River
Medford
Central Pt.
Phoenix
Talent
Ashland
Brookings/
Harbor
2004
65 Stores
Total Assets
$3.0 Billion
Market Capitalization
$560 Million

UMPQUA BANK

The Future

- Perpetuate the "Never Ending Story"
- Take Advantage of Unique Opportunities
  - "Break-Out" Bank Strategy
  - Build an Institution of Significance
  - Our Market
- Create Shareholder Value

Creating Shareholder Value

Earnings Per Share Growth
(Fully Diluted / Before Merger Costs)


$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Umpqua Holdings Financial Highlights

Revenue Per Share


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$3.03
$3.67
$4.23
$4.99
$5.36
1999
2000
2001
2002
2003

Operating Efficiency Ratio - Bank



59%
58%
57%
56%
55%
54%
53%
55.60%
55.02%
58.25%
55.60%
56.30%
1999
2000
2001
2002
2003

High Quality Loan Portfolio

($ Millions)	2002	2003	Q1 2004
Allowance/ Total Loans	1.39%	1.27%	1.27%
Total $ In Allowance	$24.7	$25.4	$26.3
Net Charge-Offs	0.20%	0.21%	0.03%
NPL to Total Loans	0.49%	0.57%	0.57%

Net Interest Margin

Quarterly


5.80%
5.70%
5.60%
5.50%
5.40%
5.30%
5.20%
5.10%
5.00%
4.90%
4.80%
4.70%
4.60%
4.50%
4.40%
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
5.06%
5.07%
5.03%
5.32%
5.66%
5.63%
5.27%
5.23%
5.27%
4.90%
4.98%
4.91%
4.80%
5.06%
5.07%
5.03%
5.32%
5.66%
5.63%
5.27%
5.10%
5.10%
4.74%
4.82%
4.77%
4.63%
Consolidated
Bank

Non Interest Income
(000's)


Other
Brokerage
Mortgage Banking
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$174
$830
$10,547
$2,667
$6,458
$8,344
$5,106
$8,309
$9,983
$9,073
$9,163
$10,105
$11,473
$9,711
$17,859
1999
2000
2001
2002
2003

Operating Income *

Annual ($000)


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$11,776
$12,690
$13,387
$23,689
$35,451
1999
2000
2001
2002
2003

* Excludes merger related costs, net of tax

Loan and Deposit Growth
(000's)


$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Deposits
Loans
1999
2000
2001
2002
2003
Q1 2004

Note: End of period balances

UMPQUA BANK

CREATING THE "BREAK OUT" BANK

Umpqua Holdings Corporation

And

Humboldt Bancorp

UMPQUA HOLDINGS CORPORATION

Humboldt Bancorp

UMPQUA – HUMBOLDT

- Combined assets over $4.6 Billion
- Market Cap at $900 Million at announcement
- Accretive to earnings per share in 2005
- 28 Counties in Oregon, Washington & California
- 91 Stores
- Serving 395,000 customers

STRATEGIC RATIONALE

- Building the "Break Out Bank"
- All major markets from Sacramento to Vancouver
- Humboldt in contiguous markets
- Leverage Umpqua's marketing programs in California

STRATEGIC RATIONALE

- Significant growth potential in Northern California
- Community Bank Culture
- Complimentary Senior Management teams
- Instant critical mass in Northern California

UMPQUA BANK

Humboldt Bancorp

STRATEGIC RATIONALE

- Benefits to Shareholders
  - Accretive to earnings in 2005
  - Greater liquidity
  - More research and institutional coverage
  - Geographic diversification into California
  - Low integration risk

INTEGRATION

- Consolidating all Humboldt/Feather River/Tehama/ Capital Valley stores under Umpqua brand

INTEGRATION

- Low integration risk:
  - Same data processing platforms
  - Experienced management teams
  - Humboldt has strong IT infrastructure
- No store/branch overlap

SUMMARY OF STORES



Portland
Beaverton
Tualatin
Milwaukie
Oregon City
Salem
OREGON
Albany
Corvallis
Tangent
Lebanon
Sweet Home
Bend
Springfield
Eugene
Reedsport
Lakeside
North Bend
Coos Bay
Cottage Grove
Sutherlin
Roseburg
Winston
Coquille
Myrtle Pt.
Myrtle Creek
Bandon
Glendale
Canyonville
Merlin
Grants Pass
Rogue River
Medford
Central Pt.
Phoenix
Talent
Ashland
Brookings/
Harbor
Willow Creek
McKinleyville
Weaverville
Arcata
Eureka Main
Eureka Henderson
Center
Redding
Fortuna
Red Bluff
Los Molinos
Garberville
Orland
Chico
Willows
Ukiah
Yuba City
Colusa
Arbuckle
Lincoln
Woodland
Roseville
Napa
Sacramento
San Francisco



Umpqua/Humboldt Deposits by State
June 30, 2003
Washington
$0.1 Billion
2%
California
$1.2 Billion
34%
Oregon
$2.2 Billion
64%



Umpqua/Humboldt Stores by State
Washington
2 Stores
2%
California
27 Stores
30%
Oregon
62 Stores
68%

THE MARKET

- Humboldt acquisition increases Umpqua addressable market 127%
- Humboldt operates in 12 Northern California counties with aggregate deposits of $16.8 Billion
- Five additional Northern California counties bring $25.7 Billion in deposits

Deposit Market Size by State

(Umpqua Counties/Humboldt Counties plus 5 in-fill markets)



Washington
$2.9 Billion
4%
Oregon
$30.6 Billion
40%
California
$42.5 Billion
56%

THE MARKET

	Total Market		Umpqua (New)		Market Share	
	Deposits	Branches	Deposits	Branches	%	Position
PLACER	3,810,163	86	96,091	4	2.5%	13
BUTTE	2,415,354	45	49,414	1	2.1%	9
NAPA	2,185,268	40	13,548	1	0.6%	15
SHASTA	1,855,429	41	31,616	1	1.7%	10
YOLO	1,771,543	29	26,051	1	1.5%	11
HUMBOLDT	1,313,330	29	486,046	8	37.0%	1
MENDOCINO	1,217,151	23	36,004	1	3.0%	8
SUTTER	877,048	15	145,811	3	16.6%	3
TEHAMA	475,885	10	108,142	2	22.7%	2
YUBA	348,570	8	69,110	2	19.8%	3
GLENN	239,392	8	48,804	2	20.4%	3
COLUSA	208,692	7	50,696	2	24.3%	3
TRINITY	79,969	4	17,623	1	22.0%	2

- Excellent Footprint, strong in-fill opportunities
- Top 3 in seven markets

TRANSACTION SUMMARY

Price per Share [(1)]	$21.42
Aggregate Transaction Value [(1)]	$340 Million
Consideration	100% Stock
Structure	Tax-Free Exchange of Stock
Board Representation	8 Umpqua 4 Humboldt 1 CEO
Anticipated Closing	Third Quarter 2004

[(1)] Assumes exchange ratio of 1.00 using Umpqua's closing price of $21.42 on March 12, 2004 and the Treasury Stock method of accounting for stock options.

TRANSACTION MULTIPLES

	At Announcement
Price Per Share [1]	$21.42
Premium to Market [2]	19%
Price/2004 Est. Net Income	20.4x
Price/Book Value (2/28/04)	2.2x
Price Tangible Book Value (2/28/04)	3.8.x
Core Deposit Premium (2/28/04)	26.2%

[1] Based on Umpqua closing price of $21.42 at March 12, 2004

[2] Based on Humboldt closing price of $18.00 at March 12, 2004

Purchase Price Rationale

- Tangible Book for Tangible Book deal
- Balance Sheet Contribution in line with price
- Proforma 2004 Humboldt ROTC estimated at 18.6%
- Humboldt high efficiency ratio
- Opportunity to accelerate California growth and profitability

Pro Forma Financials

- Pro Forma Operating Earnings Expected to be 3% accretive in 2005
- Operating Earnings Growth in Oregon and California expected to be 10-15% per year
- Synergies expected to be 23% of Humboldt Bancorp projected expenses in 2005
- Closing date early in the third quarter of 2004
- Synergies begin in third quarter of 2004 and are fully realized in second quarter of 2005

Growth History

Total Assets

($ Millions)


HBEK Proforma
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
SAWY Purchase 11/99
CEBC Purchase 11/02
VRB Purchase 12/00
LBB & IFN Purchase 12/01
Entered Salem
Entered Portland
Entered Eugene
AHM Purchase 8/00
1994
1995
1996
1997
1998
1999
1Q 2000
2Q 2000
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
Q1 2004

Historical Total Assets before restatements for poolings.

UNIQUE OPPORTUNITY

- Proven integrator of strategic acquisitions with record of organic growth
- Strong culture, brand and operating strategy
- All major markets from Sacramento to Portland framework for significant California growth
- Strong proforma financials
- Complimentary strengths to fuel future growth

UMPQUA HOLDINGS
CORPORATION

Parent Company for:

UMPQUA BANK

STRAND ATKINSON WILLIAMS & YORK